Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on November 16, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Li Auto Inc. (the “Company”) will be held at 11:00 a.m. Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on November 16, 2021 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution (as defined below) at each of the class meeting of holders of the Class A ordinary shares of the Company with a par value of US$0.0001 each (the “Class A Meeting”) and the class meeting of holders of Class B ordinary shares of the Company with a par value of US$0.0001 each (the “Class B Meeting”) convened on the same date and at the same place as the EGM, the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association (the “Existing Articles”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated October 19, 2021 (the “Circular”), by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”): paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19, and 8A.22 to 8A.24 (a resolution to incorporate these requirements, the “Class-based Resolution”) and by incorporating the Non-class-based Resolution (as defined in resolution 2 below); and

2.	as a special resolution, THAT if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part B of Appendix I to the Circular, by

(a)	incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 1(1), 1(2), 2(1), 4(1)-(5), 5, 7(2), 8, 10(2), 11(1), and 14 of Appendix 3, (ii) paragraphs 1, 3(1)-(3), 4(1)-(2), and 5(1)-(4) of Part B of Appendix 13, and (iii) Rules 8A.26 to 8A.35, and 8A.37 to 8A.41;

(b)	removing the right of Amp Lee Ltd. to appoint, remove, and replace at least one director of the Company as well as to appoint the chairman of the Board;

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(c)	lowering the quorum of general meeting (which is not a class meeting) from one-third of all votes attaching to all Shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting in the Company (on a one vote per share basis);

(d)	incorporating the requirement that where a general meeting is postponed by the Company’s directors, such meeting shall be postponed to a specific date, time, and place;

(e)	removing the directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, as well as the directors’ powers to authorize the division of Shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A Ordinary Shares as well as making the directors’ powers to issue preferred shares under the Existing Articles to be subject to the articles of association of the Company, compliance with the Hong Kong Listing Rules and the Code on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission on Hong Kong, as amended, supplemented or otherwise modified from time to time (the “Takeovers Code”), and the conditions that (x) no new class of shares with voting rights superior to those of Class A Ordinary Shares will be created and (y) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares;

(f)	changing the power to appoint the auditor of the Company and fix their remuneration from being that of the directors to that of the shareholders at annual general meetings unless such power is delegated to the directors by the shareholders at annual general meeting for that year; and

(g)	clarifying that the Company, its shareholders, directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with the articles of association or otherwise

(together, the “Non-class-based Resolution”);

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3.       as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2019 Plan and the 2020 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

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(v)	a specific authority granted by the Shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(d)      for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

4.       as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as at the

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date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)      for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 3 and 4 of the Notice of EGM, the general mandate referred to in the resolution set out in item 3 of the Notice of EGM be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 4 of the Notice of EGM, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

The passing of the above resolutions requires approval by the holders of the Class A and Class B ordinary shares of the Company in the following manner:

1.	Class-based Resolution: approval by a simple majority of the votes cast by the members of the shares of that class who are present and voting in person or by proxy at the Class A Meeting or Class B Meeting and by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

2.	Non-class-based Resolution: approval by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

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3.	resolution 3 above for Granting of General Mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

4.	resolution 4 above for Granting of General Mandate to repurchase shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM; and

5.	resolution 5 above for Extension of General Mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM.

The quorum of the EGM shall be one or more members holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the EGM.

Upon the passing of the Class-based Resolution at each of the Class A Meeting and the Class B Meeting and the passing of the Class-based Resolution and the Non-class-based Resolution at the EGM, the Existing Articles shall be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the Circular, which is marked to show the proposed changes that would be made.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on October 13, 2021, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on October 13, 2021, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such

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officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at http://ir.lixiang.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on November 14, 2021 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on November 5, 2021 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

By Order of the Board of Directors,
Li Auto Inc.

/s/Xiang Li
Xiang Li
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing 101399	Cayman Islands
People’s Republic of China

October 19, 2021

As of the date of this notice, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: LI and HKEX: 2015)

NOTICE OF CLASS A MEETING

to be held on November 16, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A ordinary shares with a par value of US$0.0001 each (the “Class A Meeting”) of Li Auto Inc. (the “Company”) will be held at 10:00 a.m. on November 16, 2021 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China, for the purposes of considering and, if thought fit, passing the following resolution (the “Class-based Resolution”):

1.	as an ordinary resolution, THAT subject to the passing of the Class-based Resolution at the class meeting of holders of the Class B ordinary shares with a par value of US$0.0001 each and the passing of a special resolution at the extraordinary general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated October 19, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”): paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.22 to 8A.24.

The passing of the above resolution requires approval by a simple majority of the votes cast by the members of Class A ordinary shares who are present and voting in person or by proxy at the Class A Meeting. The quorum of the Class A Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class A ordinary shares of the Company.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on October 13, 2021, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares with a par value of US$0.0001 each (the “Class A Ordinary Shares”). Holders of record of the Class A Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class A Ordinary Shares and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on October 13, 2021, New York time (the “ADS Record Date”, together with the Shares Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class A Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at http://ir.lixiang.com.

Holders of record of the Class A Ordinary Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on November 14, 2021 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class A Meeting; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on November 5, 2021 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board of Directors,
Li Auto Inc.

/s/Xiang Li
Xiang Li
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing 101399	Cayman Islands
People’s Republic of China

October 19, 2021

As of the date of this notice, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: LI and HKEX: 2015)

NOTICE OF CLASS B MEETING

to be held on November 16, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares with a par value of US$0.0001 each (the “Class B Meeting”) of Li Auto Inc. (the “Company”) will be held at 10:30 a.m. (or soon after the class meeting of holders of the Class A ordinary shares of the Company convened on the same date and at the same place as the Class B Meeting), on November 16, 2021 at our offices located at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China, for the purposes of considering and, if thought fit, passing the following resolution (the “Class-based Resolution”):

1.	as an ordinary resolution, THAT subject to the passing of the Class-based Resolution at the class meeting of holders of the Class A ordinary shares with a par value of US$0.0001 each and the passing of a special resolution at the extraordinary general meeting of the Company convened on the same date and at the same place as the Class B Meeting, the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as set out in Part A of Appendix I to the circular of the Company dated October 19, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”): paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.22 to 8A.24.

The passing of the above resolution requires approval by a simple majority of the votes cast by the members of Class B ordinary shares who are present and voting in person or by proxy at the Class B Meeting. The quorum of the Class B Meeting shall be one or more members or representing by proxy holding at least one-third in nominal or par value amount of the issued Class B ordinary shares of the Company.

SHARES RECORD DATE

The board of directors of the Company has fixed the close of business on October 13, 2021, Hong Kong time, as the record date (the “Shares Record Date”) of Class B ordinary shares with a par value of US$0.0001 each (the “Class B Ordinary Shares”). Holders of record of the Class B Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class B Ordinary Shares and any adjourned meeting thereof.

ATTENDING THE CLASS B MEETING

Only holders of record of Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class B Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

PROXY FORMS

A holder of Class B Ordinary Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B Ordinary Shares), which is available on our website at http://ir.lixiang.com.

Holders of record of the Class B Ordinary Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class B Ordinary Shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong Time, on November 14, 2021 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class B Meeting.

By Order of the Board of Directors,
Li Auto Inc.

/s/Xiang Li
Xiang Li
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing 101399	Cayman Islands
People’s Republic of China

October 19, 2021

As of the date of this notice, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.